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                                                                    EXHIBIT 2

        The Company's results of operations for its fiscal year ended September 30, 1996 will reflect a loss from operations of approximately $1,003,000 compared to a loss from operations of approximately $1,994,000 for its fiscal year ended September 30, 1995. This increase of earnings is due largely to increased food and beverage sales, merchandise sales and payment of membership fees from the first full year of operations of the Company's Grand Havana Room, a private restaurant and cigar club in Beverly Hills, California.